OR Royalties Inc.
1100 avenue des Canadiens-de-Montréal, Suite 300

Montréal, Québec H3B 2S2
Canada

August 12, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OR Royalties Inc. – Request for Withdrawal of Registration Statement on Form F-10 (Registration No. 333-273492)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), OR Royalties Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-10 (Registration No. 333-273492), as originally filed with the Commission on July 28, 2023 (the “Registration Statement”). The Company confirms that no securities were sold pursuant to the Registration Statement, or the base shelf prospectus contained therein.

The Company requests that the Registration Statement be withdrawn because the Company has determined not to proceed with an offering of securities under the Registration Statement. The Company believes that such withdrawal is consistent with the public interest and the protection of investors. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact the Company’s U.S. legal counsel, Thomas M. Rose of Troutman Pepper Locke LLP, by email at Thomas.Rose@Troutman.com or by telephone at 757-687-7715.

Sincerely,

OR ROYALTIES INC.

By:	/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance